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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8 CH-6300 Zug
Switzerland
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]                     Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]                  No  [ X ]

     If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Martin Kauer Name: Martin Kauer Title: CFO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: November 28, 2002

Converium Holding Ltd Zug

     Zug, Switzerland – November 28, 2002 – Converium Holding Ltd Zug, is pleased to announce that its subsidiary, Converium Ltd, Zurich, has signed an agreement to take a 25% shareholding in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation managing agent, and has agreed to become a member of the pools managed by it with a 25% share, commencing January 1, 2003. Completion of the acquisition is subject to various regulatory approvals.

     Converium, one of the leading global professional reinsurance companies, has further strengthened its long-term strategic position in the aviation and aerospace business by this investment in Global Aerospace Underwriting Managers Limited (“Global Aerospace”) and the pool membership. Converium views its investment as an important step in its long-term strategy to be one of the top global leading reinsurance companies and to expand in Specialty Lines. Under the agreement relating to its investment in Global Aerospace, Converium’s investment is below US$ 45 million.

     Converium is a leading provider of reinsurance in the aviation and aerospace sector. So far, Converium has indirectly reinsured 9% of the pools managed by Global Aerospace.

     Converium’s Aviation & Space Portfolio: Strong and profitable growth

	Nine months	Year Ended December 31
	Ended	2001		2000	1999	1998
	Sept. 30, 2002

Net premiums written (US$millions) - Proportional	187.1	160.0		83.1	47.8	39.8
- Non-proportional	38.4	21.0		34.3	47.6	3.2
- Structured/Finite	0.0	0.0		1.9	1.6	1.8
- Total	225.5	181.0		119.3	97.0	44.8
- Growth(%)	+67.9	+51.7		+23.0	+116.5	n.a.
- Of total non-life(%)	9.9	7.7		6.3	6.5	3.8
Loss ratio(%)	89.1	203.6	(1)	84.2	87.5	67.6
U/W expense ratio(%)	10.1	18.6		12.3	16.1	27.2
U/W combined ratio(%)(2)	99.2	222.2	(1)	96.6	103.6	94.9

(1)	Including September 11th

(2)	The combined ratios presented in this table exclude administration expenses.

     The effect of rate increases post September 11th and the relatively low frequency of major airline losses in accident year 2002 so far indicate that losses in Converium’s aviation business appear to be low in comparison with past experience. Converium thus believes favorable earnings in the aviation business may emerge in the fourth quarter 2002. These favorable earnings could, however, be affected by final reporting by ceding companies for major losses of a catastrophic nature which may occur between the date of this press release and the end of the year 2002.

About Global Aerospace

     Global Aerospace, one of the world’s leading managing agents for aviation and aerospace risks, manages an annual premium income exceeding US$ 1 billion. Headquartered in London, it has an US office in Short Hills, New Jersey, and a Canadian office in Toronto. In addition there are six regional offices throughout the United States. For further information: www.global-aero.com.

Subject to completion of the agreement, by which Converium has agreed to take a 25% stake in Global Aerospace, the remaining shares will be held by Berkshire Hathaway, Munich Re, and Royal & Sun Alliance — none of them having a majority stake.

     Simultaneously with the agreement to acquire 25% of Global Aerospace Converium has entered into a pool members’ agreement by which it became a member of the aviation and aerospace pools run by Global Aerospace and its subsidiary, Associated Aviation Underwriters Inc. The proportions in which the members of the pools are committed for 2003 are:

Converium Berkshire Hathaway Munich Re Royal & Sun Alliance Tokyo Marine and Fire Mitsui Sumitomo	25.00% 25.00% 25.00% 9.25% 9.00% 6.75%

     Dirk Lohmann, CEO Converium, said:

     “This investment confirms our commitment to the reinsurance of aviation and aerospace risks and further strengthens our position in the top echelon of aviation reinsurers.”

     Mario Montelatici, Underwriting Manager & Head of the Global Center of Excellence Aviation & Space, said:

     “Converium’s 25%-stake in Global Aerospace and our increase of our share in the respective pools from 9% to 25% represent important developments for our aviation strategy. Global Aerospace is the leading underwriting agency, Converium one of the leading reinsurers: for me, this is the perfect fit.

     Based on the very favorable terms and conditions in the aviation insurance and reinsurance market, I am convinced that this investment will result in a substantial improvement of the long-term profitability and the overall risk-return characteristics of Converium’s aviation book.”

     Martin Kauer, CFO Converium, said:

     “The strategic alliance we entered with Global Aerospace by becoming a 25% shareholder and increasing our pool-membership to 25% is clear evidence of our commitment to seek alliances with partners who have strengths in areas outside our core skills, such as distribution, claims management and branding, and who will benefit from our distinct underwriting expertise and capacity.

     Even including the losses of September 11th, aviation is one of Converium’s most profitable lines of business. We are convinced that this investment is going to further strengthen our position in the aviation market and will result in an increased profitability.”

     This communication is directed only at persons outside the United Kingdom and may not be acted on by persons in the United Kingdom.

     Inquiries:

Michael Schiendorfer Media Relations Manager michael.schiendorfer@converium.com	Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com

Phone: Mobile: Fax:	+41 (0) 1 639 96 57 +41 (0) 79 307 70 50 +41 (0) 1 639 76 57	Phone: Fax:	+41 (0) 1 639 91 20 +41 (0) 1 639 71 20

IPO, Ranking and Organization

     Converium is an independent top ten reinsurance group. The company was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. The IPO involved the placing of 40 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998. The shares were allocated across the globe: 32% to institutional investors in the US, 24% to institutionals in the UK, 15% to institutionals in Switzerland and 19% to institutional investors in the rest of the world. The remaining 10% was allocated to retail shareholders in Europe and the US.

     Today the company ranks 9th among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an “A+” (strong) rating from Standard & Poor’s and “A” (excellent) rating by AM Best Company. Converium’s September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

     Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

     This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

     WWW.converium.com